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                                [Letterhead of]

                     [The General Electric Company, p.l.c.]



Dudley P. Sheffler                                          Alexander Navab, Jr.
Chief Executive Officer                                     KKR Associates
Reltee Corporation                                          9 West 57th Street
5900 Landerbrook Drive                                      New York, N.Y.
Cleveland, Ohio 44124


                                                               February 28, 1999


Gentlemen:

          Reference is hereby made to (i) the Agreement and Plan of Merger dated as of March 1, 1999 (the "Merger Agreement"), by and among GEC Incorporated, a Delaware corporation ("GEC Inc") and a wholly-owned subsidiary of The General Electric Company, p.l.c., Company No. 67307 ("GEC p.l.c.), George Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of GEC Inc. ("Purchaser"), and Reltec Corporation, a Delaware corporation (the "Company"), and (ii) the Agreement dated March 25, 1998, for a Euro 6,000,000,000 Syndicated Credit Facility for GEC p.l.c. (the "Credit Agreement"), arranged by the banks named therein, with HSBC Investment Bank PLC, as Agent, and Marine Midland Bank, as U.S. Swingline Agent.

          In connection with the Merger Agreement, GEC p.l.c. hereby represents and warrants to, and agrees with, you as follows:

          1. GEC Inc. is a "Subsidiary" of GEC p.l.c., as such term is defined in the Credit Agreement.

          2. GEC p.l.c. has delivered the documents required by Section 28.4(a) of the Credit Agreement, including a Borrower Accession Agreement (as defined in the Credit Agreement) executed by GEC p.l.c. and GEC Inc., so that GEC Inc. is an "Additional Borrower" under the Credit Agreement. Prior to the earlier to occur of (i) the date which is one day after the Effective Time (as defined in the Merger Agreement) and (ii) the date the Merger Agreement is terminated, GEC p.l.c. will not exercise its rights under Section 9.5 of the Credit Agreement to request that GEC Inc. cease to be a Borrower under the Credit Agreement.
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          3.  From and after the date hereof until the earlier to occur of (i)
the date which is one day after the Effective Time (as defined in the Merger Agreement) and (ii) the date the Merger Agreement is terminated, GEC p.l.c. shall cause the total amount of Advances (as defined in the Credit Agreement) for all the Borrowers to be in an amount such that, upon satisfaction of the conditions precedent set forth in the Credit Agreement, GEC Inc. may borrow Advances in the aggregate amount then necessary to complete the acquisition of all the outstanding Shares (as defined in the Merger Agreement), upon the terms and conditions set forth in the Merger Agreement.

          4. As of the date hereof, the Credit Agreement is in full force and effect and constitutes a legal, valid and binding obligation of GEC p.l.c. (assuming due authorization, execution and delivery by the other parties thereto), enforceable against GEC p.l.c. in accordance with its terms. As of the date hereof, GEC p.l.c. could satisfy all the conditions precedent to borrowing an Advance under the Credit Agreement if a Request (as defined in the Credit Agreement) for an Advance was made by GEC p.l.c. under the Credit Agreement on this date.

          5. GEC p.l.c. otherwise intends to make available to GEC Inc. funds to enable it to complete the acquisition of all the outstanding Shares, upon the terms and conditions set forth in the Merger Agreement.

                                                     Yours sincerely,

                                                     /s/ John Mayo

                                                     John Mayo